UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

EXPLANATORY NOTE

The sole purpose of this amendment to Form 6-K, originally filed with the Securities and Exchange Commission on August 13, 2020, is to furnish Exhibit 99.1 to the Form 6-K in the form containing the XBRL (eXtensible Business Reporting Language) Interactive Data File for the financial statements and notes included therein.

No other changes have been made to the Form 6-K and the Form 6-K has not been updated to reflect events occurring subsequent to the original filing date.

Exhibit 99.1 included with this report on Form 6-K/A is expressly incorporated by reference into this report and is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

	By:	/s/ Steven Roy Curtis
Dated: September 3, 2020	Name:	Steven Roy Curtis
	Title:	Chief Executive Officer

Exhibit Index

Exhibit	Description

99.1	Interim Financial Statements/Report
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document